Exhibit 15

BRIX REIT, Inc.

Subject: An Important BRIX REIT Announcement

Dear BRIX REIT Investors,

We hope this email finds all of you in continued good health. In late March we announced that we would be engaging an independent valuation agent to appraise the three primary assets of BRIX REIT. At that time, we were in the early days of the COVID-19 crisis, but even then we warned that there could be permanent loss of value as our asset types of student housing, gyms and quick service restaurants were particularly vulnerable to the shelter-in-place mandates that were just then sweeping the nation. Unfortunately, we couldn’t have predicted it at the time, but the COVID-19 pandemic has had a devastating and immediate impact on our assets.

We regret to inform you that the portfolio has suffered a severe loss of value, as measured by the appraisals and the inability of the tenants to pay rent. The new net asset value (NAV) per share for BRIX REIT is $0.32 and the distribution has been suspended indefinitely.

The material decline in the NAV, as well as the loss of rent which was used to pay debt service, overhead expenses and monthly distributions, is primarily attributable to economic hardship experienced in our 24 Hour Fitness and Stadium View student housing properties. These two assets, which represent more than 90% of the REIT’s total value, have experienced more than $9.5 million in appraised losses and nearly $1.3 million in lost annual rent.

Shortly after the national shutdown was announced, 24 Hour Fitness, the parent company that operates and leases the gym properties, stopped paying rent on all of its more than 400 locations across the nation. We believe that 24 Hour Fitness will soon be filing for bankruptcy, following the recent bankruptcy of Gold’s Gym. We purchased our 24 Hour Fitness gym, located in Fort Worth, Texas, for $12.8 million and the appraisal of the asset, based on the likelihood that 24 Hour Fitness will soon be filing bankruptcy, was far less than the $6.1 million mortgage balance due on the property, thereby resulting in a loss of nearly $6.7 million of equity value.

Additionally, our $5.9 million purchase of Stadium View, a student housing apartment complex serving Iowa State University, was appraised at $3 million – approximately half of the original equity value. This asset remains largely empty at this time as students immediately returned to the safety and comfort of family homes when Iowa State closed the campus. It is unknown when the university will return to normal operations and how the returning student population will be impacted by the recent events.

Our $1.9 million purchase of a free-standing Starbucks located near Kansas State University, despite being temporarily closed, appraised favorably at slightly over $1.7 million. However, we have recently received a letter from Starbucks, as did all other landlords of properties leased to Starbucks, stating that it will soon be seeking 12 months of rent relief on every store it operates.

Since March, BRIX REIT has only received rent from Starbucks, representing only 7% of the monthly rents normally received. This significant loss of the REIT’s rental income, which is expected to continue for the foreseeable future, leaves the company unable to pay future distributions and provides limited capacity to fund ongoing obligations. We anticipate these factors will contribute to the REIT’s auditor issuing a going concern opinion for the REIT when we file our annual report in the weeks ahead.

It should be noted that the appraisals produced by Cushman & Wakefield, the independent valuation agent, only represent an estimate of value based on the information available at that time. Only a sale or foreclosure of an asset can determine what a property is ultimately worth to the REIT’s stockholders. Our advisor, which has agreed to waive deferred and future compensation, is in active dialogue with the restructuring agent representing 24 Hour Fitness in hopes that our particular location can be salvaged from any bankruptcy proceedings. If a positive outcome can be obtained, which could take months to determine, then an appraisal, or eventual property sale, could result in a value higher than Cushman & Wakefield’s appraisals. Equally, if the nation’s colleges return to normalcy, then our student housing assets could once again see students renting apartments, which could result in a higher asset valuation for our holdings. Though we remain diligent toward generating a better outcome than today’s news, we remain pragmatic that a profound loss of value in the near term is unavoidable and that any potential recovery could realistically take 12-24 months or longer.

Given the devasting economic impact the COVID-19 pandemic has had on BRIX REIT, the board of directors is currently in the process of determining its recommendation to our stockholders. The variety of options available to a REIT experiencing such hardship ranges widely from seeking new cash infusions to buy new investment opportunities to a decision to recommend an orderly liquidation of the assets and the subsequent unwinding of the REIT. As a reminder, BRIX REIT remains closed to new investments and redemption requests at this time. We anticipate that the board of directors will be finalizing its go-forward recommendation within the next few weeks.

Recognizing that this is a lot of information to take in and process, we are going to conduct a conference call on Wednesday, May 27, 2020 at 9:00 a.m. PDT. On the call we will provide additional information and context as well as attempt to answer as many questions as possible that we receive in advance of the call. We ask that you send any questions you have to us at info@brix-reit.com. We will be sending out conference call dial-in details in a later email.

The particularly negative and drastic impacts on BRIX REIT from the COVID-19 crisis are terribly discomforting. As a new fund with very few holdings, the two largest of which were virtually wiped out by the shelter-in-place orders necessary to mitigate the spread of the COVID-19 virus, BRIX REIT is an unexpected casualty. We regret having to be the bearer of this bad news as we understand the range of emotions that are being felt and, like you, we hope that we can improve upon this situation as best as is humanly possible.

Sincere regards,

/s/ BILL BROMS

Bill Broms
Chief Executive Officer
BRIX REIT, Inc.